Exhibit F.3b

AGL Resources Inc. - Distribution Operations
Consolidating Income Statement
Calendar 2003
Unaudited

	Consolidated Distribution Operations	Atlanta Gas Light Company	Virginia Natural Gas, Inc.	Chattanooga Gas Company	AGL Rome Holdings, Inc.
Operating revenues	$935,859,738	$517,617,718	$328,690,600	$89,551,420	$0
Operating expenses					
Cost of gas	337,302,104	65,739,414	211,779,562	59,783,128	-
Operation and maintenance	261,183,682	204,456,886	45,682,589	11,611,086	(566,880)
Depreciation and amortization	80,923,677	60,472,663	15,372,130	5,078,885	-
Taxes other than income taxes	24,526,455	16,254,778	4,926,865	3,344,812	-
Total operating expenses	703,935,918	346,923,741	277,761,146	79,817,911	(566,880)
Gain on sale of Caroline Street campus	21,462,684	21,462,684	-	-	-
Operating income	253,386,504	192,156,661	50,929,454	9,733,509	566,880
Other income (loss)	1,425,599	1,182,008	58,309	196,933	(11,652)
Donation to private foundation	(8,000,000)	(8,000,000)	-	-	-
Interest expense	(47,050,231)	(34,058,044)	(13,163,739)	176,619	86
Earnings before income taxes	199,761,873	151,280,625	37,824,024	10,107,062	555,315
Income taxes	74,935,470	58,515,347	12,348,265	4,081,255	(9,398)
Income before cumulative effect of change in accounting principle	124,826,403	92,765,278	25,475,759	6,025,807	564,713
Cumulative effect of change in accounting principle	-	-	-	-	-
Net income	$124,826,403	$92,765,278	$25,475,759	$6,025,807	$564,713

Exhibit F.3b

AGL Resources Inc. - Distribution Operations
Consolidating Income Statement
Calendar 2003
Unaudited

	Distribution Operations - Corporate Locations
Operating revenues	$0
Operating expenses	
Cost of gas	-
Operation and maintenance	-
Depreciation and amortization	-
Taxes other than income taxes	-
Total operating expenses	-
Gain on sale of Caroline Street campus	-
Operating income	-
Other income (loss)	-
Donation to private foundation	-
Interest expense	(5,153)
Earnings before income taxes	(5,153)
Income taxes	-
Income before cumulative effect of change in accounting principle	(5,153)
Cumulative effect of change in accounting principle	-
Net income	($5,153)